SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001- 39258

METEN EDTECHX EDUCATION GROUP LTD.

c/o 3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Timing of Filing of Annual Report on Form 20-F for the Year Ended December 31, 2019

Meten EdtechX Education Group Ltd.(the “Company”) is filing this Report on Form 6-K in reliance upon the order issued by the U.S. Securities and Exchange Commission on March 25, 2020 under Section 36 of the Securities Exchange Act of 1934, as amended, which provides conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the novel coronavirus (“COVID-19”) outbreak (Release No. 34-88465) to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) due to the circumstances related to COVID-19.

As a result of the outbreak and spread of COVID-19, and government and business continuity measures adopted in response thereto, the Company has closed its corporate offices and all learning centers in China in February and March 2020, and gradually reopened its offices and a select number of learning centers beginning in April 2020. During this period, it has requested that all employees either work remotely or work at office premises in shifts for a limited period of time. In particular, COVID-19 has caused severe disruptions in travel and transportation and limited the access to the Company’s facilities, which resulted in reduced support from its staff. Restrictions on access to the Company’s facilities have caused delays by the Company in the preparation of its financial statements and by its independent public accountant in the completion of the necessary audit procedures. This has, in turn, delayed the Company’s ability to complete its quarterly review for the fourth quarter of 2019 and prepare the Annual Report. Notwithstanding the foregoing, the Company will report its unaudited financial results for the fourth quarter ended December 31, 2019 by the end of May 2020, and expects to file the Annual Report no later than June 14, 2020 (which is 45 days from the Annual Report’s original filing deadline of April 30, 2020).

In light of the current COVID-19 pandemic, the Company will include the following risk factor (as may be further updated as necessary) in the Annual Report:

Any natural catastrophes, severe weather conditions, health epidemics, including COVID-19, and other extraordinary events could severely disrupt our business operations.

The occurrence of natural catastrophes such as earthquakes, floods, typhoons, tsunamis or any acts of terrorism may result in significant property damages as well as loss of revenue due to interactions in our business operations. As we store books and course materials at our premises, there is a risk that these products and our promises may be damaged or destroyed by fire and other natural calamities. Any disruption of electricity supply or any outbreaks of fire or similar calamities at our premises may result in the breakdown of our facilities and the disruption to our business. Health epidemics such as outbreaks of avian influenza, severe acute respiratory syndrome (SARS), COVID-19, swine flu (H1N1) or the influenza a virus, and severe weather conditions such as snowstorm and hazardous air pollution, as well as the government measures adopted in response to these events, could significantly impact our operations. For example, the recent outbreak of the COVID-19 epidemic has endangered the health of many people residing in China and significantly disrupted travel and the local economy across the country. These events may also materially impact our industry and cause a temporary closure of our learning centers, which would severely disrupt our operations and have a material and adverse effect on our business, financial condition and results of operations. Since the beginning of the outbreak in January 2020 and as directed by the MOE, we have temporarily closed our learning centers in the PRC until further notice. Our students, teachers and staff may also be negatively affected by such events. For instance, our operations could be further disrupted if any of our students, teachers and staff were suspected of contracting a contagious disease, since this could require us to quarantine some or all of our employees or students and disinfect the learning centers used in our business operations. In addition, any occurrences of such natural catastrophes, severe weather conditions, health epidemics and other extraordinary events may result in the postponement or rescheduling of examinations for which we provide courses, which may in turn have an adverse impact on our revenue and performance.

Given the gradual decline in the number of newly confirmed COVID-19 cases in China in recent weeks, the business activities in China’s major cities have started to resume. As such, we have begun to reopen a select number of our learning centers in April 2020 and will gradually reopen the remaining learning centers in May and June 2020 as permitted to do so by the MOE and provincial education bureaus. However, as the COVID-19 outbreak continues to expand globally, and has posed a serious public health threat to numerous countries and territories as of the date of this annual report, a number of countries and territories have implemented quarantining policies and travel restrictions from and to seriously affected cities or regions. Those restrictive measures, though temporary in nature, may continue in the foreseeable future and even increase depending on developments in the outbreak. As a result, our ability to deliver our services, particularly our offline English language training (“ELT”) services, may be adversely impacted and the costs for us to deliver our services may also increase. Some students may change their study plans due to these restrictive measures or safety considerations, and thus, the demand for our services, especially demand for our overseas training services, may decrease. While the COVID-19 outbreak did not have a material adverse impact on our business operations for the fiscal year ended December 31, 2019, it may, however, have material adverse impacts on our business operations for the fiscal year ending December 31, 2020.

We are uncertain as to when the outbreak of COVID-19 will be completely controlled in China and globally, and the prolonged adverse effects of COVID-19 and any other adverse public health developments may result in the prolonged closure of our learning centers or our offices while we remain obligated to pay rent and other expenses for these facilities, the quarantining of infected or potentially infected students, teachers or employees and the disinfection of the affected properties along with the temporary suspension of our operations, or the cancellation or deferments of student enrollment to avoid the spread or recurrence of contagion. If such occurrences continue without being effectively controlled in the future, our business operations and financial performance may be materially and adversely affected as a result of various factors, such as changes in general economic outlook, slowdowns in economic growth and negative business sentiment, and measures taken by government authorities which may restrict or limit our operations in China

While we have migrated our offline general adult ELT, overseas training and junior ELT courses online during the COVID-19 outbreak to provide continued training services to our students, our ability to conduct live-streaming lectures and provide other online education services depends on the continuing operation of our technology systems, which is vulnerable to damage or interruption from natural catastrophes and other extraordinary events. In addition, any fire or other calamity at the facilities of our third-party service providers that host our servers could severely disrupt our ability to deliver our online courses. Our disaster recovery planning cannot account for every conceivable possibility. Any damage or failure of our technology system could result in interruptions in our services, and our brands could be damaged if students believe our systems are unreliable. Such disruptions could severely interfere with our business operation and adversely affect our results of operations.

Cautionary Note Regarding Forward-Looking Statements

This filing contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements are based upon the Company’s present intent, beliefs or expectations, including, among others, the Company’s estimates relating to the completion of the 2019 audit and filing of the Annual Report, its ability to sustain its operations without disruptions or delays, but forward-looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. You should not place undue reliance upon the Company’s forward-looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meten EdtechX Education Group Ltd.

By:	/s/ Siguang Peng
Name: Title:	Siguang Peng Chief Executive Officer

Date: April 27, 2020

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